[redacted]

09057119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 11 2009
THOMSON REUTERS

4990 EAST GALBRAITH ROAD, SUITE 102
(No. and Street)

CINCINNATI	OHIO	45236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERENCE L. HORAN — (513) 745-0707
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name - *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 255 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, TERENCE L. HORAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORAN SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-11

Terence L. Horan
Signature

Principal
Title

Virginia A. Meador
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HORAN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION, AUDIT REPORT AND SUPPLEMENTARY INFORMATION
December 31, 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

HORAN SECURITIES, INC.

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholder
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Horan Securities, Inc. (the Company) as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management and evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic statements of financial condition taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic statements of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic statements of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statements of financial condition taken as a whole.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio
February 16, 2009

HORAN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 287,559	$ 408,286
Restricted cash	35,932	37,252
Certificates of deposit	104,929	51,323
Marketable securities, at fair value	25,945	51,965
Commissions receivable	127,113	116,179
Prepayments	25,177	20,035
Equipment and furniture, net of accumulated depreciation of $98,243 for 2008 and $81,434 for 2007	28,655	37,713
Deferred income taxes	-	300
TOTAL ASSETS	$ 635,310	$ 723,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$ 46,612	$ 70,039
Accrued expenses	193,489	236,551
Income taxes payable	5,091	-
Total current liabilities	245,192	306,590
LONG-TERM DEBT	190,000	215,000
STOCKHOLDERS' EQUITY		
Common stock, no par value, 850 shares authorized; 75 shares issued	293,000	293,000
Accumulated deficit	(98,764)	(123,439)
Accumulated other comprehensive income	5,882	31,902
Total stockholders' equity	200,118	201,463
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 635,310	$ 723,053

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - Horan Securities, Inc., an Ohio corporation, operates as a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in eighteen states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's offices are located in Cincinnati, Ohio.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

RESTRICTED CASH - The Company considers all cash held in an special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 to be restricted cash.

MARKETABLE SECURITIES - The Company's marketable securities are considered available-for-sale securities and, accordingly, are carried at fair value. The difference in fair value and cost at the end of the year, or unrealized holding gains and losses, net of tax, is shown as a separate component of accumulated other comprehensive income.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (SFAS 157) issued by the Financial Accounting Standards Board (FASB). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. As of December 31, 2008, all of the Company's investments were valued using Level 1 inputs under SFAS 157. There were no investments valued using Level 2 or 3 inputs.

COMMISSIONS RECEIVABLE - Commissions receivable represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within thirty days of the trade date. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the depreciable assets.

INCOME TAXES - Recognition is given to the income tax effects of temporary differences in reporting transactions for financial and tax purposes. The principal differences result from the use for tax purposes of accelerated depreciation methods and other temporary differences. Deferred tax assets and liabilities are

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance and derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual statement of financial condition. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, *Accounting for Contingencies*, which requires the Company to accrue for losses it believes are probable and can be reasonably estimated. While Management has not yet completed its analysis, it does not anticipate that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

ESTIMATES AND UNCERTAINTIES - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior years' statement of financial condition to conform to the current year presentation.

NOTE 2 - MARKETABLE SECURITIES

As of December 31, 2008, marketable securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 20,063	$ 5,882	$ -	$ 25,945

As of December 31, 2007, marketable securities, which are all considered available-for-sale, are summarized as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Equity securities	$ 20,063	$ 31,902	$ -	$ 51,965

NOTE 3 - LONG-TERM DEBT

During August 2006, the Company entered into a subordinated loan agreement with a stockholder in the amount of $240,000. Under the provisions of 17 CFR240.15c3-d, which require that the FINRA review and find the subordination agreement acceptable, the FINRA deemed the agreement to be acceptable effective September 15, 2006. Interest at 8% is payable at times determined by the lender and the Company. The note is due September 2010.

In 2008 and 2007, the Company elected to make principal payments of $25,000 each on the stockholder subordinated note.

NOTE 4 - LEASE COMMITMENTS

A related party with common ownership and management, provides certain administrative support and office facilities for the Company. The companies have agreed to allocate expenses based on various business factors. The Company has a verbal agreement to assume responsibility for its portion of the noncancelable operating lease for office space which expires August 31, 2016. The Company's future minimum operating lease payments as of December 31, 2008, are as follows:

Year ending	
December 31, 2009	$ 97,278
December 31, 2010	100,523
December 31, 2011	100,523
December 31, 2012	101,526
December 31, 2013	103,531
Thereafter	282,291
	$ 785,672

NOTE 5 - INCOME TAXES

The components of deferred taxes included in the statements of financial condition are as follows:

	2008	2007
Deferred tax assets		
Net operating loss carryforward	$ -	$ 1,200
Depreciation	-	300
Contributions carryforward	**2,600**	2,000
Net deferred tax asset before valuation allowance	**2,600**	3,500
Valuation allowance	**(2,600)**	(3,200)
Net deferred tax asset	**$ -**	$ 300

NOTE 6 - PROFIT SHARING PLAN

The Company has a 401(k) defined contribution plan covering substantially all employees, which allows for both employee and Company contributions at the discretion of the Board of Directors.

NOTE 7 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's net capital requirement totaled $25,000 as of December 31, 2008 and 2007, and its defined net capital and net capital ratio were $258,149 and .57 to 1 as of December 31, 2008, and $296,647 and .76 to 1 as of December 31, 2007.

Liabilities subordinated to claims of creditors totaled $190,000 and $215,000 as of December 31, 2008 and 2007, respectively.

SUPPLEMENTARY INFORMATION

HORAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Years Ended December 31, 2008 and 2007

	2008	2007
Net capital		
Total stockholders' equity	$ 200,118	$ 201,463
Liabilities subordinated to claims of general creditors	190,000	215,000
	390,118	416,463
Less non-allowable assets:		
Non-allowable receivables	73,846	53,585
Prepayments and other assets	25,177	20,335
Furniture and equipment, net	28,655	37,713
Haircuts on securities:		
Certificates of deposits	393	388
Marketable securities	3,898	7,795
	131,969	119,816
Net capital	$ 258,149	$ 296,647
Aggregate indebtedness		
Accounts payable	$ 46,612	$ 70,039
Accrued expenses	193,489	236,551
Income taxes payable	5,091	-
Less non-allowable accrued expenses	(98,955)	(80,848)
	$ 146,237	$ 225,742
Percentage of aggregate indebtedness to net capital	57 %	76 %
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregated indebtedness)	$ 25,000	$ 25,000
Excess net capital	$ 233,149	$ 271,647
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	$ 243,525	$ 274,073

Reconciliation with Company's Computation of Net Capital with Audited Computation December 31, 2008

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2008	$ 258,149
Net capital, per above calculation	$ 258,149

HORAN SECURITIES, INC.

REPORT ON INTERNAL CONTROL

December 31, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HORAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4990 EAST GALBRAITH ROAD, SUITE 102
(No. and Street)

CINCINNATI (City) OHIO (State) 45236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERENCE L. HORAN (513) 745-0707
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, LLC
(Name - *if individual, state last, first, middle name*)

2200 CHEMED CENTER, 255 EAST FIFTH STREET, CINCINNATI, OHIO 45202
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Sectio...

FEB 26 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TERENCE L. HORAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying Independent Auditor's Report on Internal Control pertaining to the firm of HORAN SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-11

[signature]
Signature

Principal
Title

Virginia A. Meador
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
255 East Fifth Street
Cincinnati, Ohio 45202
www.decosimo.com

Board of Directors

Horan Securities, Inc.

Cincinnati, Ohio

In planning and performing our audit of the financial statements of Horan Securities, Inc. (the Company) as of December 31, 2008, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered Horan Securities, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and

procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to

be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008, to meet the Securities and Exchange Commissions's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio

February 16, 2009

END